SCHEDULE 13G
 (12/31/97)

JANUS AMERICAN GROUP, INC.
Common Stock
Cusip # 47102P-10-2


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Cusip # 47102P-10-2

Item 1:       NAME OF REPORTING PERSON
         United States Lines, Inc. and United States Lines
         (S.A.) Inc. Reorganization Trust

         FEIN:  22-6477917

Item 2:       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  [   ]
         (b)  [ X ]

Item 3:       SEC USE ONLY


Item 4:       CITIZENSHIP OR PLACE OF ORGANIZATION
         See attached Statement

Item 5:       SOLE VOTING POWER
         Not applicable

Item 6:       SHARED VOTING POWER
         Not applicable

Item 7:       SOLE DISPOSITIVE POWER
         1,057,047.871   See attached Statement

Item 8:       SHARED DISPOSITIVE POWER
         Not applicable

Item 9:       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON
         1,057,047.871   See attached Statement

Item 10: CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*
         Not applicable

Item 11: PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW 9
         12.16%

Item 12: TYPE OF REPORTING PERSON*
         Other   00   See attached Statement


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STATEMENT APPENDED TO SCHEDULE 13G
RELATING TO PERIOD AS OF 12/31/97

Item 1(A):    NAME OF ISSUER
         Janus American Group, Inc.

Item 1(B):    ADDRESS OF ISSUER
         2300 Corporate Blvd., NW, Suite 232
         Boca Raton, FL  33431-8596

Item 2(A):    NAME OF PERSON FILING
         United States Lines, Inc. and United States Lines
         (S.A.) Inc. Reorganization Trust

Item 2(B):    ADDRESS OF PRINCIPAL BUSINESS OFFICE
         184-186 North Avenue East, Suite 103
         Cranford, NJ  07016-2488

Item 2(D):    TITLE OF CLASS OF SECURITIES
         Common Stock

Item 2(E):    CUSIP NUMBER
         47102P-10-2

Item 3:       This statement is filed pursuant to Rule 13d-1
         (b) and the person filing is a grantor
         liquidating trust formed in accordance with a confirmed and effective Plan of Reorganization.

Item 4:       OWNERSHIP
         The 1,057,047.871, or 12.16% of the class of
         Common Shares reported on this Schedule 13G, are held in accordance with a confirmed and effective Plan of Reorganization pending distribution to allowed creditors of United
         States Lines, Inc.  Control of the Common
         Shares is specifically limited by the enclosed
         Order Approving Change in Procedure for Voting of Reorganization Securities by Trustee, dated
         April 14, 1997. Other than the indirect beneficial ownership created by the formation of the Trust, the Reporting Person and its Trustee John T. Paulyson, whose signature appears below, disclaims any other beneficial ownership of Common Shares.

Item 5:       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not applicable


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Item 6:       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
         OF ANOTHER PERSON
         Not applicable

Item 7:       IDENTIFICATION AND CLASSIFICATION OF THE
         SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
         REPORTED ON BY THE PARENT HOLDING COMPANY
         Not applicable

Item 8:       IDENTIFICATION AND CLASSIFICATION OF MEMBERS
         OF THE GROUP
         Not applicable

Item 9:       NOTICE OF DISSOLUTION OF GROUP
         Not applicable

Item 10: CERTIFICATION
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business as a result of a confirmed and effective
         Plan of Reorganization and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 27, 1998

UNITED STATES LINES, INC. AND
NITED STATES LINES (S.A.) INC.
REORGANIZATION TRUST

By:  /s/ John T. Paulyson
     Trustee


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Morris Stern, Esq.
Stern, Dubrow & Marcus
111 Dunnell Road
Maplewood, New Jersey 07040
(201) 762-3393
MS4121

                             HEARING DATE:  April 14, 1997
                             TIME:  10:00 a.m.
                             (RULE 2002-2)


UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-----------------------------------------x  Chapter 11
                         :
In re:                        :   Case Nos. 86 B 12240 (AJG)
                         :             86 B 12241 (AJG)
UNITED STATES LINES, INC.          :
UNITED STATES LINES (S.A.) INC.,   :
                         :
                   Debtors. :
-----------------------------------------x

         ORDER APROVING CHANGE IN PROCEDURE
         FOR VOTING OF REORGANIZATION SECURITIES
         BY TRUSTEE

         Upon the application of the United States Lines, Inc. and United States Lines (S.A.) Inc. Reorganization Trust (the "Trust," by its "Trustee") as assignee and disbursing agent for United States Lines, Inc. and United States Lines (S.A.) Inc. (the "Debtors"), for an Order Approving Change in Procedure for Voting of Reorganization Securities by Trustee, and notice for the relief requested (including a form of order there designated Exhibit A) having been given by the Trustee to the parties in interest by service on March 24, 1997, pursuant to Rule 2002-2 of the Local Rules of the United States Bankruptcy Court for the Southern District of New York, and it appearing from the Affidavit of Service filed with this Court that due and sufficient notice has been given, and no hearing having been requested, there being no responses or objections, and due deliberation being had thereon, and sufficient cause appearing therefor, it is hereby


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         ORDERED, that:

         1. The Trustee is hereby authorized to vote or give a consent in writing, with respect to each issue of Reorganization Securities held nominally by the Trust, in accordance with the following procedure (which changes the procedure provided for in this Court's Order of August 23, 1995):

         (i)  From and after the date of this order,
              the Trustee shall vote, or consent in
              writing, as the case may be, on each
              proposal set forth in the notice of
              meeting to be considered by shareholders in the same proportion "for" or "against"
              (or "withhold" in the case of director
              elections) such proposal as shareholders
              (other than the Trust) who actually vote in person or by proxy at the relevant stockholders' meeting or consent in writing, on such proposal, disregarding for this purpose (A) shareholders who do not vote or consent in writing or who vote "abstain" and (B) shares of capital stock issued after March 16, 1997 by Janus Industries, Inc. for such consideration as is permitted by Delaware law;

        (ii)  Notwithstanding clause (i), the Trustee
              may in person or by proxy appear at a
              meeting of shareholders for quorum
              purposes with all the Reorganization
              Securities nominally held by the Trust,
              or grant a general proxy to another for
              such purpose, and to vote all such
              Reorganization Securities for such other matters as may properly come before the meeting or any adjournments thereof;

       (iii) The Trustee may rely on determinations of Janus Industries, Inc. as to the allocation of the Trustee's vote or consent "for" or "against" (or "withhold" in the case of directors elections) for purposes of clause
              (i) above; and

        (iv) At any time, the Trustee may seek (but shall not be required to seek) Court approval or instruction (including alteration of the here established voting procedure) before voting or giving a consent in writing.


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         2.   All acts of the Trustee in connection with voting
Reorganization Securities held nominally by the Trust in conformity with the immediately preceding authorization and procedure, shall be deemed to be in good faith, appropriate, non-negligent, and in compliance with the Trustee's duties under the Trust Agreement. As such, those acts of the Trustee shall be exonerated and indemnified pursuant to the terms of Section
6.6 of the Trust Agreement.

         3. Except for changes specifically set forth herein, this Court's Order of August 23, 1995 shall remain in full force and effect.

Dated:  New York, New York
        April 14, 1997

                        /s/ Arthur J. Gonzalez
                        United States Bankruptcy Judge